Exhibit 99.5

Vision Marine Announces Pricing of $1.5 Million Private Placement

MONTREAL, Sept. 18, 2023 (GLOBE NEWSWIRE) – Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, today announced that it has entered into subscription agreements with investors to purchase an aggregate of 372,870 units, at a purchase price of $4.05 per unit. The gross proceeds to the Company from the private placement are expected to be approximately $1.5 million before deducting the placement agent's fees and other estimated offering expenses.

Each of the units issued pursuant to the private placement is comprised of one common share and one common share purchase warrant. Each full warrant will be exercisable six months from the date of issuance and entitle its holder to acquire one additional common share at a price of $4.05 per common share, subject to adjustments as set forth therein, and will expire three years from the date of issuance.

The closing of the private placement is expected to occur on or about September 20, 2023, subject to the satisfaction of certain customary closing conditions set forth in the subscription agreements and the agency agreement entered into with iA Capital Markets, a division of iA Private Wealth Inc., the exclusive placement agent for the offering.

The securities were offered in a private placement under the Securities Act of 1933, as amended (the "Act"), and Regulation S promulgated thereunder and have not been registered under the Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the Securities and Exchange Commission (the “SEC”) covering the resale of the shares of common stock and the shares issuable upon exercise of the warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the expected closing of the private placement; anticipated use of proceeds; and the Company's ability to obtain the requisite approvals and confirmations noted herein, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies Inc.

303-919-2913

bn@v-mti.com

www.visionmarinetechnologies.com